04047867

FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of October 2004 Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.

(Translation of Registrant's name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón Mexico, D.F. 01210
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F x Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): x

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Summary of Contents

The following data represents financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Coca-Cola FEMSA, S.A. de C.V. for the twelve months and quarter ended September 30, 2004. It contains the following tables:

- Consolidated Balance Sheet
- Consolidated Earnings Statement
- Consolidated Change of Financial Position Statement
- Consolidated Ratios
- Data per Share
- Management Discussion and Analysis on the Financial Condition and Results of Operations of the Company
- Notes to the Financial Statement
- Report of Share Investments
- Summary Schedule of Credit and Loans
- Monetary Position in Foreign Exchange
- Integration and Income Calculation by Monetary Position
- Bonds and Medium Term Notes Listed in Stock Market
- Plants, Commerce Centers and Distribution Centers
- Main Raw Materials
- Domestic Sales Distribution by Product
- Foreign Sales Distribution by Product
- Integration of the Paid Capital Stock
- Project Information
- Transactions in Foreign Currency and Conversion of Financial Statements of Foreign Operations
- General Issuer, Employee and Other Data
- Declaration from the Company Officials Responsible for the Information

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

AL 30 DE SEPTIEMBRE DE 2004 Y 2003

(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**63,543,554**	**100**	**65,492,509**	**100**
2	**ACTIVO CIRCULANTE**	**8,364,108**	**13**	**10,594,773**	**16**
3	EFECTIVO E INVERSIONES TEMPORALES	3,492,226	5	4,826,128	7
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,113,723	2	1,055,803	2
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	586,101	1	903,245	1
6	INVENTARIOS	2,396,784	4	2,821,846	4
7	OTROS ACTIVOS CIRCULANTES	775,274	1	987,751	2
8	**LARGO PLAZO**	**421,244**	**1**	**1,247,775**	**2**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	40,613	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	380,631	1	1,247,775	2
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**18,287,987**	**29**	**19,084,910**	**29**
13	INMUEBLES	2,573,506	4	2,579,400	4
14	MAQUINARIA Y EQUIPO INDUSTRIAL	26,659,497	42	26,452,945	40
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	11,771,718	19	10,900,416	17
17	CONSTRUCCIONES EN PROCESO	826,702	1	952,981	1
18	**ACTIVO DIFERIDO (NETO)**	**36,470,215**	**57**	**34,565,051**	**53**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**35,670,989**	**100**	**43,911,467**	**100**
21	**PASIVO CIRCULANTE**	**10,306,928**	**29**	**12,513,599**	**28**
22	PROVEEDORES	3,399,729	10	3,813,114	9
23	CREDITOS BANCARIOS	1,022,627	3	5,557,169	13
24	CREDITOS BURSATILES	2,750,000	8	0	0
25	IMPUESTOS POR PAGAR	631,035	2	1,068,085	2
26	OTROS PASIVOS CIRCULANTES	2,503,537	7	2,075,231	5
27	**PASIVO A LARGO PLAZO**	**22,157,413**	**62**	**26,940,074**	**61**
28	CREDITOS BANCARIOS	13,458,601	38	26,940,074	61
29	CREDITOS BURSATILES	8,670,067	24	0	0
30	OTROS CREDITOS	28,745	0	0	0
31	**CREDITOS DIFERIDOS**	**62,282**	**0**	**403,296**	**1**
32	**OTROS PASIVOS**	**3,144,366**	**9**	**4,054,498**	**9**
33	**CAPITAL CONTABLE**	**27,872,565**	**100**	**21,581,042**	**100**
34	**PARTICIPACION MINORITARIA**	**664,934**	**2**	**169,835**	**1**
35	**CAPITAL CONTABLE MAYORITARIO**	**27,207,631**	**98**	**21,411,207**	**99**
36	**CAPITAL CONTRIBUIDO**	**14,489,294**	**52**	**14,489,294**	**67**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	820,503	3	820,503	4
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	1,924,445	7	1,924,445	9
39	PRIMA EN VENTA DE ACCIONES	11,744,346	42	11,744,346	54
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**12,718,337**	**46**	**6,921,913**	**32**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	11,422,943	41	9,333,927	43
43	RESERVA PARA RECOMPRA DE ACCIONES	400,000	1	400,000	2
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(2,998,260)	(11)	(4,252,588)	(20)
45	**RESULTADO NETO DEL EJERCICIO**	3,893,654	14	1,440,574	7

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 30 DE SEPTIEMBRE DE 2004 Y 2003
(Miles de Pesos)

Impresión Final

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos) **Impresión Final**

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**3,492,226**	**100**	**4,826,128**	**100**
46	EFECTIVO	913,931	26	731,346	15
47	INVERSIONES TEMPORALES	2,578,295	74	4,094,782	85
18	**CARGOS DIFERIDOS**	**36,470,215**	**100**	**34,565,051**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,287,264	4	34,565,051	100
49	CREDITO MERCANTIL	35,182,951	96	0	0
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**10,306,928**	**100**	**12,513,599**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	3,789,986	37	62,027	0
53	PASIVOS EN MONEDA NACIONAL	6,516,942	63	12,451,572	100
24	**CREDITOS BURSATILES CORTO PLAZO**	**2,750,000**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	2,750,000	100	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**2,503,537**	**100**	**2,075,231**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	0	0	0	0
58	OTROS PASIVOS CIRCULANTES SIN COSTO	2,503,537	100	2,075,231	100
27	**PASIVO A LARGO PLAZO**	**22,157,413**	**100**	**26,940,074**	**100**
59	PASIVO EN MONEDA EXTRANJERA	8,287,346	37	26,940,074	100
60	PASIVO EN MONEDA NACIONAL	13,870,067	63	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**8,670,067**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	8,670,067	100	0	0
30	**OTROS CREDITOS**	**28,745**	**100**	**0**	**100**
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	28,745	100	0	0
31	**CREDITOS DIFERIDOS**	**62,282**	**100**	**403,296**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	62,282	100	403,296	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**3,144,366**	**100**	**4,054,498**	**100**
68	RESERVAS	528,065	17	613,501	15
69	OTROS PASIVOS	2,616,301	83	3,440,997	85
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(2,998,260)**	**100**	**(4,252,588)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(2,998,260)	(100)	(4,252,588)	(100)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	0	0	0	0

ESTADO DE SITUACION FINANCIERA
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO
Impresión Final

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	(1,942,820)	(1,918,826)
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	528,065	613,501
74	NUMERO DE FUNCIONARIOS (*)	433	380
75	NUMERO DE EMPLEADOS (*)	30,718	33,087
76	NUMERO DE OBREROS (*)	23,698	23,785
77	NUMERO DE ACCIONES EN CIRCULACION (*)	1,846,374,197	1,846,374,197
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** ANO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2004 Y 2003
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**33,540,471**	**100**	**25,470,244**	**100**
2	COSTO DE VENTAS	17,199,008	51	12,836,803	50
3	**RESULTADO BRUTO**	**16,341,463**	**49**	**12,633,441**	**50**
4	GASTOS DE OPERACION	10,993,326	33	7,912,053	31
5	**RESULTADO DE OPERACION**	**5,348,137**	**16**	**4,721,388**	**19**
6	COSTO INTEGRAL DE FINANCIAMIENTO	726,572	2	2,301,163	9
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**4,621,565**	**14**	**2,420,225**	**10**
8	OTRAS OPERACIONES FINANCIERAS	180,078	1	130,123	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**4,441,487**	**13**	**2,290,102**	**9**
10	PROVISION PARA IMPUESTOS Y P.T.U.	1,730,466	5	833,564	3
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**2,711,021**	**8**	**1,456,538**	**6**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**2,711,021**	**8**	**1,456,538**	**6**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**2,711,021**	**8**	**1,456,538**	**6**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	(1,193,769)	(4)	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**3,904,790**	**12**	**1,456,538**	**6**
19	PARTICIPACION MINORITARIA	11,136		15,964	0
20	**RESULTADO NETO MAYORITARIO**	**3,893,654**	**12**	**1,440,574**	**6**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **3** ANO: **2004**

ESTADO DE RESULTADOS
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**33,540,471**	**100**	**25,470,244**	**100**
21	NACIONALES	20,119,953	60	17,717,625	70
22	EXTRANJERAS	13,420,518	40	7,752,619	30
23	CONVERSION EN DOLARES (***)	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**726,572**	**100**	**2,301,163**	**100**
24	INTERESES PAGADOS	1,830,692	252	1,210,476	53
25	PERDIDA EN CAMBIOS	0	0	0	0
26	INTERESES GANADOS	241,678	33	223,555	10
27	GANANCIA EN CAMBIOS	(104,853)	(14)	(1,769,045)	(77)
28	RESULTADO POR POSICION MONETARIA	(967,295)	(133)	(454,803)	(20)
42	PERDIDA EN ACTUALIZACION DE UDI'S				
43	GANACIA EN ACTUALIZACION DE UDI'S				
8	**OTRAS OPERACIONES FINANCIERAS**	**180,078**	**100**	**130,123**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	180,078	100	130,123	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) N VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**1,730,466**	**100**	**833,564**	**100**
32	I.S.R.	1,748,418	101	668,174	80
33	I.S.R. DIFERIDO	(182,286)	(11)	30,581	4
34	P.T.U.	164,334	9	134,809	16
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF TRIMESTRE: 3 AÑO: 2004

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	33,392,015	25,326,774
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	45,719,132	30,508,283
39	RESULTADO DE OPERACION (**)	7,610,620	6,029,821
40	RESULTADO NETO MAYORITARIO (**)	4,891,963	2,216,760
41	RESULTADO NETO (**)	4,891,963	2,216,760

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: KOF — TRIMESTRE: **3** — ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL — **CONSOLIDADO**

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**11,410,600**	**100**	**11,383,400**	**100**
2	COSTO DE VENTAS	5,823,100	51	5,826,200	51
3	**RESULTADO BRUTO**	**5,587,500**	**49**	**5,557,200**	**49**
4	GASTOS DE OPERACION	3,630,000	32	3,761,000	33
5	**RESULTADO DE OPERACION**	**1,957,500**	**17**	**1,796,200**	**16**
6	COSTO INTEGRAL DE FINANCIAMIENTO	(128,700)	(1)	942,200	8
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**2,086,200**	**18**	**854,000**	**8**
8	OTRAS OPERACIONES FINANCIERAS	(40,400)	0	21,800	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**2,126,600**	**19**	**832,200**	**7**
10	PROVISION PARA IMPUESTOS Y P.T.U.	863,500	8	276,400	2
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,263,100**	**11**	**555,800**	**5**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,263,100**	**11**	**555,800**	**5**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,263,100**	**11**	**555,800**	**5**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**1,263,100**	**11**	**555,800**	**5**
19	PARTICIPACION MINORITARIA	6,051		10,151	0
20	**RESULTADO NETO MAYORITARIO**	**1,257,049**	**11**	**545,649**	**5**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF

TRIMESTRE: **3** ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
RT		Importe	%	Importe	%
1	**VENTAS NETAS**	**11,410,600**	**100**	**11,383,400**	**100**
21	NACIONALES	6,707,200	59	7,137,700	63
22	EXTRANJERAS	4,703,400	41	4,245,700	37
23	CONVERSION EN DOLARES (***)	1,003,050	9	1,000,659	9
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**(128,700)**	**100**	**942,200**	**100**
24	INTERESES PAGADOS	594,100	462	705,000	75
25	PERDIDA EN CAMBIOS	0	0	773,700	82
26	INTERESES GANADOS	163,800	127	88,300	9
27	GANANCIA EN CAMBIOS	102,800	80	0	0
28	RESULTADO POR POSICION MONETARIA	(456,200)	(354)	(448,200)	(48)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(40,400)**	**100**	**21,800**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	(40,400)	(100)	21,800	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) N VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**863,500**	**100**	**276,400**	**100**
32	I.S.R.	788,910	91	(152,757)	(55)
33	I.S.R. DIFERIDO	13,331	2	389,930	141
34	P.T.U.	61,259	7	39,227	14
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**3,904,790**	**1,456,538**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	1,433,967	1,366,079
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**5,338,757**	**2,822,617**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	634,824	(2,475,052)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**5,973,581**	**347,565**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(3,487,876)	20,649,007
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(529,925)	10,228,050
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(4,017,801)**	**30,877,057**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(1,409,694)**	**(33,103,711)**
10	INCREMENTO (DECREMENTO) TO EN EFECTIVO E INVERSIONES TEMPORALES	546,086	(1,879,089)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	2,946,140	6,705,217
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	3,492,226	4,826,128

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**1,433,967**	**1,366,079**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	910,879	738,932
14	+ (-) INCRE. (DECRE.) ETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	523,088	627,147
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**634,824**	**(2,475,052)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	213,024	27,207
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(229,720)	(842,375)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	558,734	848,105
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(177,460)	54,843
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	270,246	(2,562,832)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(3,487,876)**	**20,649,007**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	(3,381,853)	19,934,447
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	816,448	(213,251)
27	(-) ORTIZACION DE FINANCIAMIENTOS BANCARIOS	(922,471)	927,811
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) MORTIZACION DE OTROS FINANCIAMIENTOS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(529,925)**	**10,228,050**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	10,228,050
31	(-) DIVIDENDOS PAGADOS	(529,925)	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(1,409,694)**	**(33,103,711)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	(31,140,255)
35	(-) DQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(866,821)	(1,312,785)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(542,873)	(650,671)

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
	RENDIMIENTO		
1	RESULTADO NETO A VENTAS NETAS	11.64 %	5.72 %
2	RESULTADO NETO A CAPITAL CONTABLE (**)	17.98 %	10.35 %
3	RESULTADO NETO A ACTIVO TOTAL (**)	7.70 %	3.38 %
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	21.84 %	0.00 %
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	24.77 %	31.22 %
	ACTIVIDAD		
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.72 veces	0.47 veces
7	VENTAS NETAS A ACTIVO FIJO (**)	2.50 veces	1.60 veces
8	ROTACION DE INVENTARIOS (**)	9.75 veces	7.00 veces
9	DIAS DE VENTAS POR COBRAR	8 días	10 días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	7.00 %	3.00 %
	APALANCAMIENTO		
11	PASIVO TOTAL A ACTIVO TOTAL	56.14 %	67.05 %
12	PASIVO TOTAL A CAPITAL CONTABLE	1.28 veces	2.03 veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	33.86 %	61.49 %
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	121.16 %	141.16 %
15	RESULTADO DE OPERACION A INTERESES PAGADOS	2.92 veces	3.90 veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.28 veces	0.69 veces
	LIQUIDEZ		
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	0.81 veces	0.85 veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.58 veces	0.62 veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.23 veces	0.24 veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	33.88 %	38.57 %
	ESTADO DE CAMBIOS		
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	15.92 %	11.08 %
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	1.89 %	(9.72) %
23	RECURSOS GENERADOS (UTILIZADOS) LA OPERACION A INTERESES PAGADOS	3.26 veces	0.29 veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	86.81 %	66.87 %
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	13.19 %	33.13 %
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) N ACT. DE INV.	61.49 %	3.97 %

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 1.00		$ 2.00	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .00		$	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$	
8	VALOR EN LIBROS POR ACCION	$ 14.74		$ 11.60	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones		acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	1.52	veces	3.00	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	16.00	veces	23.00	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces		veces

(**) INFORMACION ULTIMOS DOCE MESES

INFORME DEL DIRECTOR.

Ingresos totales en el tercer trimestre fueron de Ps.11,410.6 millones
Utilidad de operación incrementó 9.0% a Ps.1,957.6 millones y el margen operativo fue de 17.2%, una mejora de 140 puntos base
Utilidad neta consolidada incrementó 130.4%, alcanzando Ps.1,257.0 millones, resultando en una utilidad por acción de Ps.0.681
Deuda neta al final del trimestre fue de aproximadamente U.S.$1,937.9 millones

Ciudad de México (27 de octubre de 2004) - Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL, NYSE: KOF) ("Coca-Cola FEMSA" o la "Compañía"), el embotellador más grande de productos Coca-Cola en Latinoamérica y el segundo más grande del mundo, en términos de volumen de ventas, anunció hoy los resultados del tercer trimestre y los primeros nueve meses de 2004.

"Hemos completado exitosamente la integración de nuestros nuevos territorios y estamos satisfechos con los resultados obtenidos hasta ahora. La clara mejora en rentabilidad fuera de México, es evidencia de nuestra efectividad compartiendo prácticas de negocios y estrategias, e importantemente, demuestra nuestra comprensión de las diferencias culturales y hábitos de consumo en nuestros nuevos territorios. Adicionalmente, estamos mejorando gradualmente el nivel de rentabilidad en México, a pesar de la presión en el costo de materias primas y un entorno competitivo más complejo" comentó Carlos Salazar, Director General de la Compañía.

RESULTADOS CONSOLIDADOS

Nuestros ingresos totales fueron de Ps.11,410.6 millones en el tercer trimestre de 2004, representando un incremento de 0.2% comparado con el mismo periodo de 2003. Nuestro precio promedio por caja unidad fue Ps.24.27 (U.S.$2.13) y nuestra utilidad de operación incrementó 9.0%, alcanzando Ps.1,957.6 millones, resultando en una expansión de margen operativo de 140 puntos base de 15.8% a 17.2%.

Durante el tercer trimestre de 2004, nuestro costo integral de financiamiento cambió de una pérdida de Ps.942.2 millones a una ganancia de Ps.128.7 millones. Esta mejora refleja principalmente la ganancia cambiaria generada por la apreciación del Peso mexicano frente al U.S. dólar aplicada a nuestra deuda denominada en U.S. dólares y menores gastos de intereses netos derivados de la reducción en nuestra deuda promedio.

Durante el tercer trimestre de 2004, la tasa efectiva de impuestos fue de 40.6%. Durante el mismo periodo del año anterior la tasa fue de 33.2%, reflejando deducciones para efectos fiscales de pagos asociados con la adquisición de Panamco, los cuáles fueron capitalizados para propósitos financieros como parte del costo de la adquisición.

Nuestra utilidad neta mayoritaria incrementó 130.4% alcanzando Ps.1,257.0 millones durante el tercer trimestre comparado con el mismo periodo de 2003, resultando en una utilidad por acción ("UPA") de Ps.0.681 (U.S.$0.598 por ADS) calculada en base a 1,846.4 millones de acciones (cada ADS representa 10

acciones locales).

BALANCE GENERAL

Al 30 de Septiembre de 2004, el saldo en caja era de Ps.3,492 millones (U.S.$307.0 millones), la deuda total de corto plazo era de Ps.3,380 millones (U.S.$297.1 millones) y Ps.22,157 millones (U.S.$1,947.7 millones) de deuda de largo plazo.

Durante el tercer trimestre de 2004, la Compañía redujo aproximadamente U.S.$70 millones de deuda. En el tercer trimestre se refinanció el principal del crédito sindicado en U.S. dólares a 5 años (U.S.$40 millones) proveniente del financiamiento del año anterior relacionado con la adquisición, con un nuevo crédito bilateral a 6 años por Ps.550 millones. Adicionalmente, se pagaron U.S.$100 millones de la Colocación Privada emitida en 1994 con vencimiento en 2004. Durante el tercer trimestre de 2004, el peso registró una apreciación de Ps.11.5123 a Ps.11.3759, ocasionando un incremento en nuestra deuda total expresada en dólares de aproximadamente U.S.$18.8 millones.

Las siguientes tablas muestran la composición de la deuda por moneda y tasa de interés, así como los periodos de amortización de nuestra deuda, al 30 de septiembre de 2004:

Moneda % Deuda Total % Tasa de Interés Variable Tasa Promedio(2)
U.S. dólares 32 % 31 % 6.23 %
Pesos mexicanos 65 % 21 % 9.11 %
Pesos colombianos 3 % 100 % 10.16 %
(2) Tasa de interés promedio anualizada para el tercer trimestre de 2004.
Periodos de Amortización de Deuda
Cantidades en Millones (moneda local)(3)
U.S. dólares Pesos mexicanos Pesos colombianos
2004 $ 54.8
2005 0.7 Ps. 2,750.0 Col. 65,750
2006 200.7 1,314.7 45,000
2007 0.7 2,000.0 34,250
2008 0.2 3,750.0
2009 en adelante 455.0 6,700.0
(3)Amortización de la deuda valuada a valor nominal al 30 de septiembre de 2004

RESULTADOS DE OPERACIÓN POR TERRITORIO

Durante el segundo trimestre de 2003 empezamos a consolidar los resultados de nuestros nuevos territorios de conformidad con los Principios de Contabilidad Generalmente Aceptados en México ("PCGA mexicanos"). Corporación Interamericana de Bebidas S.A. de C.V., anteriormente conocida como Panamerican Beverages, Inc. ("Panamco") históricamente preparó sus estados financieros de conformidad con los principios contables estadounidenses y en U.S. dólares. Nosotros hemos preparado históricamente y continuaremos preparando nuestros estados financieros bajo PCGA mexicanos y en pesos mexicanos. La información de los nuevos territorios bajo PCGA mexicanos y en pesos mexicanos difiere y puede no ser comparable respecto a los resultados presentados por Panamco para periodos anteriores. Adicionalmente, los resultados de Panamco no han sido incluidos en nuestros estados financieros

para periodos previos a mayo de 2003.
La información financiera para el tercer trimestre de 2004 es comparable con la del tercer trimestre de 2003, sin embargo no es comparable para el periodo de nueve meses. La información en términos anuales no será comparable hasta finales de 2005.
Como mencionamos en nuestro comunicado de prensa del cuarto trimestre de 2003 diversos cambios en las políticas contables fueron registrados durante ese trimestre impactando los resultados del año 2003. Estos cambios fueron relacionados con i) el reembolso del impuesto especial a productos y servicios en México que hubiera impactado positivamente el tercer trimestre de 2003 por la cantidad de Ps.47 millones, ii) incremento de la vida útil de los enfriadores en nuestros territorios originales en México de 3 a 5 años que hubiera reducido el gasto por depreciación del trimestre de 2003 en Ps.32 millones, y iii) cambios en las políticas contables relacionadas con el tratamiento de las botellas y cajas en los países que comprenden la división de Latincentro que hubiera disminuido nuestro gasto operativo por Ps.60 millones en el tercer trimestre de 2003, disminuyendo los cargos virtuales por la misma cantidad.

Como parte del proceso de homologación de criterios en los territorios de Coca-Cola FEMSA ciertos conceptos que se clasificaban como gastos de administración en el 2003 a partir del 2004 se clasifican como gastos de venta. Para efectos de comparación hemos reclasificado en las cifras del 2003 estos conceptos, mismos que no tienen un impacto en el total de gastos de operación. El efecto de estas reclasificaciones fue de Ps.110.1 millones y Ps.342.5 millones para el tercer trimestre de 2003 y los nueve meses terminados al 30 de septiembre de 2003, respectivamente.

Para efectos comparativos de volumen de ventas de los nueve meses, se muestra la información reportada por Panamco hasta finales de abril de 2003.

RESUMEN DEL TERCER TRIMESTRE DE 2004:

	Volumen (MUC)	% Total	Utilidad de Operación (millones)	% Total	% Margen de Operación
México	256.3	54.6%	Ps. 1,447.7	74.0%	21.6%
Centroamérica	27.4	5.9%	101.1	5.2%	12.0%
Colombia	40.5	8.6%	145.9	7.5%	15.2%
Venezuela	45.2	9.6%	53.8	2.7%	4.5%
Brasil	65.6	14.0%	112.5	5.7%	9.7%
Argentina	34.0	7.3%	96.7	4.9%	16.3%
Total	469.0	100.0%	Ps.1,957.7	100.0%	17.2%

RESUMEN DE LOS PRIMEROS NUEVES MESES DE 2004:

	Volumen (MUC)	% Total	Utilidad de Operación (millones)	% Total	% Margen de Operación
México	741.6	54.4%	Ps.4,041.2	75.5%	20.5%
Centroamérica	80.8	5.9%	291.7	5.5%	11.4%
Colombia	122.0	8.9%	274.6	5.1%	9.9%
Venezuela	126.7	9.3%	206.1	3.9%	6.1%

Brasil 190.7 14.0% 261.0 4.9% 7.7%
Argentina 102.5 7.5% 273.7 5.1% 15.5%
Total 1,364.3 100.0% Ps.5,348.3 100.0% 15.9%

RESULTADOS DE OPERACIÓN EN MEXICO

Ingresos

Los ingresos en nuestros territorios mexicanos fueron de Ps.6,707.2 millones en el tercer trimestre de 2004, 6.0% menores comparado con el tercer trimestre de 2003, como resultado principalmente de una disminución de 5.6% en el precio promedio por caja unidad durante el tercer trimestre de 2004. Mayor incremento en las tasas de crecimiento en nuestros territorios mexicanos fuera del Valle de México, los cuales tienen un menor precio por caja unidad, además de menores precios por caja unidad en general, fueron la principal causa de la disminución en precio. Excluyendo el volumen de Ciel en presentaciones de 5.0, 19.0 y 20.0 litros nuestro precio promedio fue de Ps.29.8 (U.S.$2.62).

Los volúmenes totales en el tercer trimestre de 2004 comparados con el tercer trimestre de 2003, fueron prácticamente sin movimiento, siendo de 256.3 millones de cajas unidad ("MCU"). El volumen de ventas de refrescos incrementó 1.6% a 205.9 MCU, compensando la reducción de 6.4% del volumen de ventas de agua en garrafón. El crecimiento de la categoría de refrescos se debió principalmente al fuerte desempeño de nuestras marcas de refrescos de sabores, las cuales aportaron aproximadamente dos terceras partes del volumen incremental y la marca Coca-Cola aportó la diferencia.

Utilidad de Operación

Durante el trimestre experimentamos incrementos en los costos de edulcorantes y de polietileno de tereftalato ("PET"), los cuales fueron parcialmente compensados por las iniciativas de aligeramiento de botellas, el incremento en el uso de azúcar estándar, comparado con el tercer trimestre de 2003 y por las sinergias obtenidas con la integración de nuestros nuevos territorios mexicanos; resultando en una disminución de 30 puntos base en el margen bruto de 53.0% en el tercer trimestre de 2003 a 52.7%, en el mismo periodo de 2004.

Los gastos de operación disminuyeron 4.4% a Ps.2,088.3 millones, representando un 31.1% sobre ingresos totales. La disminución en los gastos de operación fue resultado principalmente de un ajuste en el esquema de compensaciones en nuestro sistema de preventa, el cual incrementó la parte fija del salario de nuestra fuerza de ventas y a la optimización de personal desde el tercer trimestre del año pasado. Todo lo anterior redujo nuestra utilidad operativa en 9.3% a Ps.1,447.7 millones, resultando en un margen operativo de 21.6%.

RESULTADOS DE OPERACIÓN EN CENTROAMÉRICA (Guatemala, Nicaragua, Costa Rica y Panamá)

Ingresos

Los ingresos totales en nuestros territorios centroamericanos fueron de Ps.841.8 millones en el tercer trimestre de 2004, un incremento de 1.7% comparado con el mismo periodo del año anterior, derivado principalmente de un incremento en volúmenes de venta. Nuestro precio promedio por caja unidad fue

de Ps.30.78 (U.S.$2.71) disminuyendo 0.6%, debido a un cambio en la mezcla de empaques hacia presentaciones familiares.

Durante el tercer trimestre de 2004 los volúmenes de venta en nuestros territorios centroamericanos fueron de 27.4 MCU, representando un incremento de 2.0% comparado con el mismo periodo del año anterior. Este incremento fue resultado principalmente del crecimiento del volumen de ventas de Costa Rica y Nicaragua. La marca Coca-Cola y las marcas de sabores contribuyeron aproximadamente con la mitad del crecimiento cada una.

Utilidad de Operación

Durante el tercer trimestre de 2004 nuestra utilidad bruta disminuyó 7.3% a Ps.382.7 millones comparada con el mismo periodo del año anterior, resultando en un margen bruto de 45.5%. Durante el periodo, la Compañía experimentó incrementos en los costos de materia prima, principalmente azúcar y PET, comparados con el mismo periodo del año anterior.

A pesar de la disminución en la utilidad bruta, nuestra utilidad de operación incrementó 49.8% en el tercer trimestre de 2004, comparada con el mismo periodo del año anterior, alcanzando un margen de operación de 12.0%. La mejora en margen fue principalmente por el cambio en la rentabilidad de nuestra operación en Guatemala y el incremento de la parte fija de la compensación de nuestro sistema de preventa en algunos de los territorios de Centroamérica.

RESULTADOS DE OPERACIÓN EN COLOMBIA
Ingresos
En Colombia nuestros ingresos totales fueron de Ps.960.5 millones en el tercer trimestre de 2004, representando una disminución de 1.9% comparado con el mismo trimestre del año anterior, a pesar de una disminución de 2.6% en el volumen de ventas. Nuestro precio promedio por caja unidad fue de Ps.23.73 (U.S.$2.09), 0.9% mayor que el tercer trimestre de 2003, como resultado de incrementos de precio implementados en mayo de 2004 sobre una base de precio con tendencia a la baja y reprimida. El volumen de ventas de marca Coca-Cola creció 5.5% a 26.7 MCU en el tercer trimestre de 2004, comparado con el mismo periodo del año anterior, compensando parcialmente una caída de 17.9% de las marcas de refrescos de sabores.
Utilidad de Operación
Durante el tercer trimestre de 2004, nuestra utilidad operativa fue de Ps.465.5 millones, 1.6% de incremento comparado con el tercer trimestre de 2003, resultando en un margen operativo de 48.5% comparado con el 46.8% del mismo periodo del año anterior. Estos resultados se debieron principalmente a (i) menores precios de azúcar y un cambio en la mezcla hacia azúcar estándar, la cual tiene precio más bajo, (ii) ahorros en manufactura debidos a la racionalización de plantas, y (iii) la apreciación del peso Colombiano frente al U.S. dólar aplicada a nuestros costos denominados en dólares.
Nuestra utilidad de operación fue de Ps.145.9 millones durante el tercer trimestre de 2004, resultando en un margen operativo de 15.2% comparado con 8.4% del año anterior. Esta mejora fue resultado principalmente de la optimización de personal y menores gastos corporativos derivados de la centralización de ciertas actividades administrativas.
RESULTADOS DE OPERACIÓN EN VENEZUELA

Ingresos
En Venezuela nuestros ingresos totales incrementaron 19.9% en el tercer

trimestre de 2004 comparando con el mismo trimestre del año anterior a Ps.1,185.7 millones, como resultado de un incremento de 5.1% en el precio promedio por caja unidad y un incremento de 13.9% en el volumen de ventas. El precio promedio por caja unidad fue de Ps.26.20 (U.S.$2.30) como resultado del incremento de precios implementados al final del primer trimestre de 2004, el cual fue parcialmente reducido por un cambio en la mezcla de productos hacia las presentaciones familiares de la marca de protección de valor Grapette. El incremento del volumen de ventas se debió principalmente a la introducción de la nueva botella para la marca mutisabor Hit y por el lanzamiento de las presentaciones tamaño familiar para la marca de protección de valor Grapette, las cuales representaron en conjunto más de dos terceras partes del volumen incremental y marca Coca-Cola generó la mayoría de la diferencia de los volúmenes incrementales.

Utilidad de Operación

En el tercer trimestre de 2004 la utilidad bruta incrementó 27.9% comparada con el año anterior a Ps.510.9 millones resultando en margen bruto de 43.1%, comparado con 40.4% en el mismo periodo del año anterior. El mayor volumen de venta y el incremento en el precio promedio por caja unidad más que compensaron el incremento en el costo de ventas unitario, derivado de un cambio en la mezcla de envase hacia presentaciones no retornables, las cuales tienen un mayor costo de empaque.

Los gastos de administración y venta incrementaron 60 puntos base, como porcentaje de los ingresos totales debido a (i) incrementos en el costo de flete por encima de la inflación, (ii) la reclasificación de gastos promocionales que anteriormente se registraban en Ingresos Netos, y (iii) mayores gastos administrativos debido al incremento de personal operativo para reforzar al equipo gerencial en Venezuela. La utilidad de operación fue de Ps.53.8 millones, una mejora de 200 puntos base como porcentaje de ingresos totales comparado con el mismo periodo de 2003, resultando en un margen de operación de 4.5%.

RESULTADOS DE OPERACIÓN EN BRASIL

Ingresos

En Brasil nuestros ingresos totales fueron de Ps.1,161.4 millones durante el tercer trimestre de 2004, representando un incremento de 12.9% comparado con el mismo periodo del año anterior. Nuestro precio promedio por caja unidad fue de Ps.17.65 (U.S.$1.55), presentado un incremento de 3.4% comparado con el mismo trimestre del año anterior, el cual se debió a (i) un 2.5% de incremento del precio promedio ponderado implementado en mayo de 2004, (ii) el cambio estratégico en la mezcla de producto y de canal hacia nuestras principales marcas y a pequeños detallistas, respectivamente, y (iii) la implementación de nuestras estrategias de administración de ingresos

Durante el tercer trimestre de 2004, todas las categorías de bebidas registraron incrementos en volumen. El volumen de ventas de refrescos en nuestros territorios brasileños incrementó 12.3%, comparado con el mismo periodo de 2003, impulsado principalmente por el 14.9% de incremento del volumen de ventas de la marca Coca-Cola, que representó más del 70% de los volúmenes incrementales.

Utilidad de Operación

Durante el tercer trimestre de 2004, nuestra utilidad bruta fue de Ps.463.7 millones, un incremento de 26.0% comparado con el mismo periodo del año anterior. El margen bruto creció de 35.8% en el tercer trimestre de 2003 a 39.9% en el mismo periodo de 2004, reflejando la optimización en el uso de materias primas y mayores niveles de eficiencia.

En términos absolutos, nuestros gastos de operación incrementaron ligeramente comparados con el mismo trimestre del año anterior; sin embargo como porcentaje de ventas decrecieron debido al mayor apalancamiento operativo generado por el incremento en el volumen de ventas. La utilidad de operación del tercer trimestre de 2004 fue de Ps.112.5 millones, resultando en una expansión de margen operativo de 760 puntos base de 2.1% en el tercer trimestre de 2003 a 9.7% en el tercer trimestre de este año.

RESULTADOS DE OPERACIÓN EN ARGENTINA

Ingresos

En Argentina nuestros ingresos totales fueron de Ps.592.5 millones, un incremento de 21.1% comparado con el mismo periodo del año anterior, debido a un incremento de 18.9% en el volumen de ventas y a un 2.4% de incremento en el precio promedio por caja unidad en el periodo. El incremento en el precio promedio por caja unidad fue impulsado por incremento de precios implementado a finales de julio de 2004.

Durante el trimestre la compañía experimentó mayores volúmenes en todas sus categorías de bebidas. Nuestras marcas principales y premium, representaron más del 60% del volumen incremental durante el trimestre y la marca de protección de valor Tai generó la mayoría del balance.

Utilidad de Operación

La utilidad bruta como porcentaje de ventas incrementó 400 puntos base de 37.3% en el tercer trimestre de 2003 a 41.3% en el mismo periodo de 2004, debido a que continuó el cambio en la mezcla de empaques hacia presentaciones retornables, las cuales representaron un 27% del volumen de ventas en el tercer trimestre de 2004, comparado con 25% del mismo periodo de 2003.

Los gastos de operación como porcentaje de ventas disminuyeron 260 puntos base de 27.6% en el tercer trimestre de 2003 a 25.0% en el mismo periodo de 2004. Esta mejora fue resultado de una mayor absorción de gastos fijos, debido a mayores ingresos. Durante el tercer trimestre de 2004, la utilidad de operación en nuestros territorios argentinos fue de Ps.96.7 millones, alcanzando un margen operativo de 16.3%, 660 puntos base de incremento comparado con el mismo trimestre del año anterior.

RESUMEN DE LOS RESULTADOS DE LOS NUEVE MESES

La información financiera para los primeros nueve meses de 2004 no es comparable con el mismo periodo de 2003.Sin embargo, para fines de comparación de volúmenes de ventas, hemos incluido los volúmenes registrados hasta abril de 2003 por Panamco.

Para los nueves meses terminados el 30 de septiembre de 2004, nuestro volumen de ventas creció 1.6% a 1,364.3 MCU debido a los incrementos de volumen de ventas de la mayoría de nuestros territorios durante los primeros nueves meses de 2004.

Durante los primeros nueve meses de 2004, nuestros ingresos totales fueron de

Ps.33,540.5 millones, resultando en un precio promedio por caja unidad de Ps.24.48 (U.S.$2.15). La utilidad bruta como porcentaje de los ingresos totales fue de 48.7% para los primeros nueve meses de 2004. Nuestra utilidad de operación fue de Ps.5,348.0 millones, 15.9% como porcentaje a ingresos totales durante los primeros nueve meses de 2004.

La utilidad neta antes de partidas extraordinarias fue de Ps.2,710.9 millones para los primeros nueve meses de 2004, resultando en una UPA de Ps.1.468 (U.S.$1.291 por ADS) calculada en base a 1,846.4 millones de acciones en circulación. La utilidad neta mayoritaria fue de Ps.3,893.7 millones, resultando en una UPA de Ps.2.109 (U.S.$1.854 por ADS).

EVENTOS RECIENTES

· Como mencionamos en nuestro comunicado de prensa del segundo trimestre de 2004, obtuvimos una decisión final favorable no sujeta a apelación de los tribunales mexicanos que nos permite deducir pérdidas derivadas de una venta de acciones en 2002. Como resultado de esta decisión la utilidad neta consolidada para el segundo trimestre de 2004 incrementó Ps.1,258 millones. En agosto de 2004 recibimos una devolución en efectivo por Ps.1,124 millones y el resto a través de deducciones impositivas.

· El 1° de septiembre de 2004, venció tanto en México como en Estados Unidos, la oferta de derechos de 98,840,861 de nuevas acciones de la Serie L, incluyendo acciones Serie L en la forma de American Depositary Shares, otorgada a los accionistas tenedores de la Serie L y a los tenedores de los American Depositary Shares, respectivamente. El precio por acción era el equivalente en pesos mexicanos a U.S.$2.216 por acción de la Serie L y U.S.$22.16 por American Depositary Share. La oferta de derechos no tuvo un impacto en nuestra estructura accionaria.

· El 18 de octubre de 2004, el Sr. Irial Finan, Presidente de Bottling Investments para The Coca-Cola Company, fue nombrado miembro del consejo por parte de los accionistas Serie D y el Sr. Mark Harden, Presidente de The Servicesource, una división de servicios compartidos de The Coca-Cola Company, fue nombrado como su consejero suplente. Ellos fueron nombrados a manera de reemplazo del Sr. Steven J. Heyer y de la Sra. Patricia Powell, respectivamente.

Las principales políticas contables de la Compañía están de acuerdo con PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. La administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

Reconocimiento de los Efectos de la Inflación:
El reconocimiento de los efectos de la inflación en la información financiera consiste en:

· Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados.

· Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas de años anteriores en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas mediante la aplicación de factores inflacionarios.

· Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización aplicando costos de reposición a los activos no monetarios y la actualización mediante la aplicación de factores inflacionarios.

· Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.

La Compañía actualiza sus estados financieros, en términos del poder adquisitivo de la moneda de cierre del periodo, utilizando factores inflacionarios para las subsidiarias en México y el índice de inflación del país de origen y el tipo de cambio de cierre del periodo, para las subsidiarias en el extranjero.

La información financiera de periodos anteriores de las subsidiarias mexicanas fue actualizada utilizando factores inflacionarios mexicanos y la información de las subsidiarias en el extranjero fue actualizada utilizando la inflación del país de origen y posteriormente fue convertida a pesos mexicanos aplicando el tipo de cambio de cierre del año. Consecuentemente, las cifras son comparables entre sí y con periodos anteriores, al estar expresadas en términos de la misma moneda.

Efectivo y Valores de Realización Inmediata:
El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de casas de bolsa, valuados a valor de mercado.

Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. Los anticipos a proveedores para la compra de materias primas y refacciones se incluyen en la cuenta de inventarios, y se actualizan con base en factores inflacionarios, considerando su antigüedad

promedio.

El costo de ventas del periodo se determina con base en el valor de reposición de los inventarios al momento de su venta. El costo de ventas incluye costos relacionados con materia prima utilizada en el proceso de producción, mano de obra (salarios y otros beneficios), depreciación de la maquinaria, planta y equipo y otros costos que incluyen combustible, energía eléctrica, rotura de botellas retornables en el proceso productivo, mantenimiento de equipo, inspección, y costos de traslado dentro de las plantas y entre las diferentes plantas.

Pagos Anticipados:
Representan pagos por servicios que serán recibidos en los siguientes 12 meses. Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente gastos de publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan hasta en un plazo de 12 meses, con base al tiempo de transmisión de los anuncios.
Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación en el momento en que inicia la campaña publicitaria.

Los gastos promocionales se aplican a los resultados del periodo en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos o presentaciones, los cuales se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

Propiedades, Planta y Equipo:
Se registran originalmente a su costo de adquisición y/o construcción. Las propiedades, planta y equipo de procedencia nacional se actualizan aplicando los factores inflacionarios, excepto las botellas y cajas. El activo fijo de procedencia extranjera se actualiza aplicando la inflación del país de origen y el tipo de cambio al cierre del año.

La depreciación se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son determinadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos.

La vida útil estimada de los principales activos se presenta a continuación:

Edificios y construcciones 40 años
Maquinaria y equipo 13 años
Equipo de distribución 10 años
Otros activos 9 años

Botellas y Cajas:
Las botellas y cajas se registran a su costo de adquisición y son actualizadas a su valor de reposición. La Compañía clasifica las botellas y cajas dentro del rubro de propiedades, planta y equipo.

Para efectos contables, la rotura se carga a los resultados de operación a medida en que se incurre. La depreciación se determina sólo para efectos fiscales y se calcula utilizando el método de línea recta a una tasa del 10% anual. La Compañía estima que el gasto por rotura es similar al gasto por depreciación calculado con una vida útil estimada de cinco años para envase de vidrio retornable y cajas, y un año para envase de plástico retornable. Los depósitos recibidos por botellas y cajas entregados en comodato a los clientes, se presentan disminuyendo el saldo de botellas y cajas. La diferencia entre el costo y los depósitos recibidos se amortiza de acuerdo con la vida útil de dichos activos. Las botellas y cajas por las cuales no ha sido recibido depósito alguno, son registradas en resultados cuando son entregadas a los clientes.

Inversiones en Acciones:
Las inversiones en acciones en compañías asociadas se registran a su costo de adquisición y posteriormente se valúan a través del método de participación. En el caso de inversiones en compañías afiliadas en las que no se tiene influencia significativa, y por las cuales no se tiene un valor de mercado observable, se valúan al costo de adquisición actualizado mediante la aplicación de factores derivados de la inflación del país de origen. Las inversiones en compañías afiliadas en las que no se tiene influencia significativa, y por las cuales se tiene un valor de mercado observable fueron ajustadas a su valor de mercado, afectando las utilidades.

Otros Activos:
Estos activos representan erogaciones por los cuales los beneficios serán recibidos en años futuros, e incluyen:

· El equipo de refrigeración de procedencia nacional se actualiza aplicando los factores inflacionarios. El de procedencia extranjera se actualiza aplicando la inflación del país de origen y el tipo de cambio al cierre del año. El equipo de refrigeración es amortizado con base en una vida útil promedio de aproximadamente cinco años a partir de 2003 y de tres años en 2002 y 2001.

Acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y se amortizan con base en el plazo en que se espera recibir los beneficios. En promedio los acuerdos con clientes tienen una vigencia de entre tres y cuatro años.

Hasta 2002, la amortización se registraba dentro de los gastos de operación. A partir de 2002, la Compañía adoptó los lineamientos de la nueva disposición de la Emerging Issues Task Force ("EITF") No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" (Registro de las Consideraciones Dadas por un Vendedor al Cliente o Revendedor de los Productos del Vendedor) del Financial Accounting Standards Board ("FASB"), la cual requiere que la amortización de estos montos capitalizados se presenten como una reducción de las ventas netas.

Gastos por la implementación del sistema integral de negocio (ERP) erogados en la fase de desarrollo, los cuales se capitalizados de acuerdo con las disposiciones establecidas en el boletín C-8 ("Activos Intangibles" ("C-8") y se amortizan con base en el método de línea recta en un período de cuatro años. Las erogaciones que no cumplen con dichos requisitos, así como los costos de investigación se registran en resultados en el año en que se

incurren.

Las mejoras en propiedades arrendadas, son actualizadas con base a factores inflacionarios y se amortizan en línea recta de acuerdo al plazo de los contratos de arrendamiento.

i) Activos Intangibles y Crédito Mercantil:
Estos activos representan erogaciones cuyos beneficios serán recibidos en años futuros. A partir de 2003, la Compañía empieza a aplicar el C-8, el cual establece que los costos incurridos durante el desarrollo de proyectos deberán ser capitalizados si cumplen con los criterios establecidos para el reconocimiento de activos. Antes de 2003, el exceso en el precio de compra sobre el valor de mercado de los activos netos adquiridos en una combinación de negocios, era considerado como crédito mercantil. Con la adopción del C-8, la Compañía considera ese exceso. como derechos para producir y distribuir productos de la manera Coca-Cola. La Compañía clasifica sus activos intangibles en: activos con vida definida y activos con vida indefinida, de acuerdo con el período en el cual la Compañía espera recibir los beneficios.

Los activos intangibles con vida indefinida no son amortizados. Están sujetos a una revisión periódica de deterioro y consisten en derechos de distribución y acuerdos para embotellar de Coca-Cola FEMSA que representan los derechos de producir, empaquetar, distribuir y vender bebidas con la marca registrada Coca-Cola en los territorios adquiridos. Estos acuerdos son contratos estándar que The Coca-Cola Company lleva a cabo con embotelladores fuera de Estados Unidos de América para la venta de los concentrados de ciertas marcas registradas de refresco de Coca-Cola. Los principales acuerdos para embotellar tienen términos de diez años. Dichos acuerdos son renovados automáticamente por 10 años sujetos a la no renovación de cualquiera de las partes (con notificación a la otra parte). Los contratos son registrados en la moneda funcional de la subsidiaria en la cual la inversión fue hecha y se reexpresan aplicando la tasa de inflación del país de origen y el tipo de cambio del cierre del período.

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones y/o activos netos adquiridos, que no haya sido identificado directamente con un activo intangible. El crédito mercantil es registrado en la moneda local de cada una de las subsidiarias en donde la inversión fue realizada y actualizada con los factores inflacionarios del país de origen y convertidos al tipo de cambio que se registró al final del periodo. El crédito mercantil es amortizado en un periodo no mayor a veinte años.

j) Deterioro del Crédito Mercantil y Activos de Larga Duración:
La Compañía revisa el valor del crédito mercantil y de otros activos de larga duración para reconocer un deterioro en su valor cuando ocurren eventos o cambios que le indiquen que el valor en libros registrado pudiera no ser recuperado. Para determinar si existe un deterioro en el valor, la Compañía compara los flujos estimados de efectivo descontados que ese activo va a generar en el futuro contra el valor en libros. Si se considera que el valor del activo se ha deteriorado, se reconoce la baja en el valor en los resultados del ejercicio por la cantidad que exceda el valor en libros al valor de mercado.

k) Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones

de la Compañía. Estos recursos son registrados como una reducción a los gastos de venta.

Adicionalmente, participa en el programa de inversión en refrigeradores. Dichos recursos se relacionan con el incremento en el volumen de ventas de los productos franquiciados por The Coca-Cola Company y están condicionados al cumplimiento de ciertos objetivos, por lo que la inversión, neta de la participación de The Coca-Cola Company, se registra en la cuenta de "Otros activos".

l) Obligaciones de Carácter Laboral:
Consisten en los pasivos por plan de pensiones y jubilaciones y prima de antigüedad, determinados a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. Estas obligaciones se consideran como partidas no monetarias, las cuales se actualizan mediante supuestos largo plazo. El incremento en el saldo de las obligaciones laborales, se registra en el estado de resultados.

El costo de los servicios pasados se amortiza en el tiempo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años a partir de 1996.

Ciertas subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones, a través de fideicomisos irrevocables a favor de los trabajadores.

Las indemnizaciones por despido se aplican a los resultados del periodo en que ocurren. Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en el rubro de otros gastos.

m) Contingencias y Compromisos:
A partir del 1 de enero de 2003, la Compañía adoptó las disposiciones del nuevo Boletín C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos" ("C-9") que establece entre otros aspectos, mayor precisión en conceptos relativos a provisiones, obligaciones acumuladas y pasivos contingentes, así como nuevas disposiciones respecto al reconocimiento contable de provisiones, el uso del valor presente y la redención de obligaciones cuando ocurre anticipadamente o se sustituye por una nueva emisión. La aplicación de este nuevo pronunciamiento no tuvo un impacto significativo en la posición financiera ni en los resultados de operación de la Compañía.

n) Reconocimiento de los Ingresos:
Los ingresos se reconocen en el momento en el que el producto se embarca o entrega al cliente y éste asume la responsabilidad por los mismos. Las ventas netas reflejan la venta de los productos al precio de lista menos los descuentos y bonificaciones.

o) Gastos de Operación:
Los gastos administrativos incluyen salarios y prestaciones para los empleados que no están directamente involucrados en el proceso de venta de los productos de la Compañía, honorarios por servicios profesionales, depreciación de las oficinas y amortización de los costos capitalizados de los programas de informática.

Los gastos de venta incluyen:
a) Distribución: salarios y prestaciones, gastos de flete de plantas a distribuidores propios y terceros, almacenaje de productos terminados, rotura de botellas en el proceso de distribución, depreciación y mantenimiento de camiones, instalaciones y equipos de distribución.
b) Ventas: salarios y prestaciones así como comisiones pagadas al personal de ventas.
c) Mercadotecnia: salarios y prestaciones, promociones y gastos de publicidad.

p) Impuesto Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
El impuesto sobre la renta ("ISR") y la participación de los trabajadores en las utilidades ("PTU") son cargados a los resultados del año en que se incurren, incluyendo el impuesto sobre la renta diferido que resulta de las diferencias temporales entre las bases contables y fiscales de los activos y pasivos, incluyendo el beneficio de las pérdidas fiscales. Para determinar el saldo de impuestos diferidos por concepto de PTU, se consideran únicamente las diferencias temporales que surjan en la conciliación entre la utilidad neta del año y la utilidad fiscal gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio dentro de un periodo determinado.

El impuesto al activo ("IMPAC") pagado que se espera sea recuperado se registra como una disminución del pasivo por impuestos diferidos.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen. Asimismo, está clasificado como pasivo a largo plazo, independientemente de la reversión que se espera en el corto plazo de ciertas diferencias temporales.

El impuesto diferido aplicable al resultado del periodo se determina comparando el saldo de impuestos diferidos al final del periodo contra el saldo inicial, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable. El impuesto diferido de estas diferencias temporales se registra en la misma cuenta del capital contable que le dio origen.

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público ("SHCP") para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye las utilidades o pérdidas fiscales de sus subsidiarias mexicanas al 60% de su participación accionaria. Las provisiones de impuesto sobre la renta de las subsidiarias en el extranjero han sido determinadas con base en la utilidad gravable de cada compañía en lo individual y no con base en una utilidad consolidada.

q) Resultado Integral de Financiamiento:
Está integrado por los siguientes conceptos:

Intereses:
El gasto y producto financiero se registra cuando es incurrido o ganado, respectivamente.

Fluctuación Cambiaria:
Las transacciones en moneda extranjera se registran convertidas en moneda local al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente los activos y pasivos monetarios en monedas extranjeras se expresan al tipo de

cambio de cierre del año. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero que se considera una cobertura económica de la misma adquisición

Resultado por Posición Monetaria:
Es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria se determina aplicando factores de inflación del país de origen a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero que se consideran como una cobertura económica de la misma adquisición

El resultado por posición monetaria de las subsidiarias en el extranjero es convertido a pesos mexicanos utilizando el tipo de cambio al cierre del año.

r) Instrumentos Financieros:
La Compañía contrata frecuentemente instrumentos financieros para cubrir el riesgo de ciertas operaciones. Si el instrumento financiero se contrata para cubrir necesidades de operación, el costo del mismo se registra en los costos y gastos de operación. Si el instrumento se contrata para cubrir necesidades de financiamiento, se registra como gasto financiero o fluctuación cambiaria, según el contrato correspondiente.

A partir de enero de 2001, entró en vigor el Boletín C-2 "Instrumentos Financieros", el cual requiere el reconocimiento en el estado de situación financiera de todos los instrumentos financieros, ya sean activos o pasivos. Los instrumentos financieros contratados con fines de cobertura se deberán valuar utilizando el mismo criterio de valuación aplicado a los activos y pasivos cubiertos.

Asimismo, los instrumentos financieros contratados para fines diferentes a los de cubrir las operaciones de la Compañía, deberán valuarse a su valor razonable. La diferencia entre el valor inicial y final del periodo de los activos y pasivos financieros, se registra en el resultado del periodo. El reconocimiento inicial de este nuevo boletín se incluye en la utilidad neta del ejercicio de 2001 como cambios en principios contables, neto de su efecto fiscal.

s) Resultado Acumulado por Tenencia de Activos No Monetarios:
Representa la suma de las diferencias entre el valor en libros y el valor actualizado aplicando factores inflacionarios de los activos no monetarios, tales como inventarios y activos fijos, y su efecto en el estado de resultados cuando los activos son consumidos o depreciados.

t) Utilidad Neta Integral:
La utilidad neta integral está compuesta por la utilidad neta y otros componentes, tales como el resultado por conversión y el resultado por tenencia de activos no monetarios del periodo, y se presenta en los Estados de Variaciones en las Cuentas del Capital Contable.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 PROPIMEX, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	62,469,249	99.99	383,414	918,982
2 ADMINISTRACION Y ASESORIA INTEGRAL, S.A. DE C.V.	SERVICIOS ADMINISTRATIVOS	55,847	99.99	77,761	7,291
3 INMUEBLES DEL GOLFO, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	5,570,863	99.99	398,793	685,662
4 REFRESCOS Y AGUAS MINERALES, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	8,734,500	99.99	7,268	83,493
5 COCA-COLA FEMSA DE BUENOS AIRES, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	52,694,342	100.00	355,892	2,122,334
6 CORPORACION INTERAMERICANA DE BEBIDAS	EMBOTELLADO Y DISTRIBUCION	121,172,000	99.99	(2,135,782)	(2,135,782)
7 ELIMINACION DE ACCIONES		1	0.00	0	(1,681,980)
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**(912,654)**	**0**
ASOCIADAS					
1 I.E.Q. S.A.	EMBOTELLADO	98,232	33.68	59,692	137,138
2 CICAN	EMBOTELLADO	9,620	48.10	36,154	36,704
3 BETA SAN MIGUEL	AZUCAR	734,628	5.25	30,348	62,788
4 TAPON CORONA	MATERIAL DE EMPAQUE	547,960	40.00	20,285	23,223
5 MOLSON	BEBIDAS	262,016	0.26	78,747	78,747
6 METALFORMA		2,850	31.00	1,843	3,810
7 INDUSTRIA MEXICANA DE RECICLAJE, S.A. DE C.V.		36,957,000	36.95	36,957	36,957
8 OTRAS		2	2.00	1,264	1,264
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**265,290**	**380,631**
OTRAS INVERSIONES PERMANENTES					**0**
TOTAL					**380,631**

OBSERVACIONES

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
SINDICADO/VARIOS	01/11/2006	8.95	0	0	0	0	0	0	0	0	0	0	2,275,180	0	0	0
WACHOVIA BANK	23/04/2010	2.45	0	0	0	0	0	0	0	0	0	0	0	0	0	568,795
ABN A.M.R.O.	26/03/2010	2.44	0	0	0	0	0	0	0	0	0	0	0	0	0	568,795
SINDICADO VARIOS	01/07/2009	7.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,451,725
CITIBANK VENEZUELA	31/12/2004	2.97	0	0	0	0	0	0	0	0	375,405	0	0	0	0	0
SANTANDER VENEZUELA	31/12/2004	2.45	0	0	0	0	0	0	0	0	113,759	0	0	0	0	0
COMERICA VENEZUELA	31/12/2004	2.71	0	0	0	0	0	0	0	0	113,759	0	0	0	0	0
B COLOMBIA	11/11/2005	10.39	0	0	0	0	0	0	0	0	0	0	288,214	0	0	0
GE CAPITAL	02/01/2008	9.44	0	0	0	0	0	0	0	0	7,664	0	9,580	7,571	1,916	0
MERCANTIL DE VENEZUELA	02/11/2004	2.89	0	0	0	0	0	0	0	0	18,952	0	0	0	0	0
CAJA MADRID	27/05/2009	2.55	0	0	0	0	0	0	0	0	0	0	0	0	0	170,639
STANDARD CHARTERED BANK	27/05/2010	2.20	0	0	0	0	0	0	0	0	0	0	0	0	0	568,795
VARIOS / INTERESES	24/03/2011		383,824	0	0	0	0	0	0	0	9,264	0	0	0	0	0
SCOTIA BANK INVERLAT	23/04/2010	7.83	0	750,000	0	0	0	0	0	0	0	0	0	0	0	0
HSBC	07/12/2010	7.93	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	15/08/2011	7.96	0	600,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	29/06/2011	8.05	0	1,150,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	25/03/2011	7.97	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
B COLOMBIA	18/08/2006	9.52	0	0	0	0	0	0	0	0	0	0	0	197,257	0	0
B COLOMBIA	09/08/2007	10.56	0	0	0	0	0	0	0	0	0	0	0	0	150,134	0
SCOTIA BANK INVERLAT	23/04/2010	7.88	0	550,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANCARIOS			**383,824**	**5,200,000**	**0**	**0**	**0**	**0**	**0**	**0**	**638,803**	**0**	**2,572,974**	**204,828**	**152,050**	**5,328,749**

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2004**

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BURSATILES																
LISTADAS EN BOLSA																
QUIROGRAFARIOS																
CERTIFICADOS BURSATILES	20/04/2007	8.11	0	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	18/04/2008	7.30	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	16/04/2010	10.40	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	18/08/2005	8.06	2,750,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	16/07/2008	8.25	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	16/07/2009	9.90	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
EMISION DE OBLIGACIONES UDIS	12/11/2008	8.65	0	1,420,067	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BURSATILES			**2,750,000**	**8,670,067**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDORES																
CONCENTRADO			553,515	0	0	0	0	0	0	0	0	533,133	0	0	0	0
AZUCAR			166,008	0	0	0	0	0	0	0	0	125,265	0	0	0	0
FRUCTOSA			0	0	0	0	0	0	0	0	0	10,810	0	0	0	0
ENVASE			55,762	0	0	0	0	0	0	0	0	32,372	0	0	0	0
PREFORMA			113,148	0	0	0	0	0	0	0	0	179,364	0	0	0	0
EMPAQUE			74,798	0	0	0	0	0	0	0	0	173,518	0	0	0	0
ETIQUETA			15,235	0	0	0	0	0	0	0	0	5,785	0	0	0	0
REFACCIONES			30,258	0	0	0	0	0	0	0	0	67,021	0	0	0	0
OTROS			808,668	0	0	0	0	0	0	0	0	455,071	0	0	0	0
TOTAL PROVEEDORES			**1,817,392**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,582,337**	**0**	**0**	**0**	**0**

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
VARIOS			934,691	0	0	0	0	0	0	0	1,568,846	0	28,745	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			934,691	0	0	0	0	0	0	0	1,568,846	0	28,745	0	0	0
TOTAL			5,885,907	13,870,067	0	0	0	0	0	0	2,207,649	1,582,337	2,601,719	204,828	152,050	5,328,749

OBSERVACIONES

LOS PRESTAMOS EN MONEDA EXTRANJERA ESTAN CONTRATADOS EN DOLARES AMERICANOS.
AL 30 DE SEPTIEMBRE DE 2004 EL TIPO DE CAMBIO DEL PESO POR DOLAR AMERICANO ES 11.3759
EXISTEN ALGUNOS PRESTAMOS CUYAS TASAS DE INTERESES CUENTAN CON COBERTURA ADICIONAL (SWAPS). EN ESTE CASO LAS TASAS, INCLUYENDO SWAPS, QUEDAN DE LA SIGUIENTE MANERA:

SCOTIA BANK INVERLAT 23/04/2010 10.13%
BBVA BANCOMER 25/03/2011 10.10%
BBVA BANCOMER 29/06/2011 9.98%
CERTIFICADOS BURSATILES 18/04/2008 9.24%
CETIFICADOS BURSATILES 16/07/2008 8.92%
CETIFICADOS BURSATILES 20/04/2007 8.37%
HSBC 07/12/2010 9.78%
SANTANDER 15/06/2011 9.95%

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**59,136**	**672,725**	[illegible]	[illegible]	**898,901**
PASIVO	**732,191**	**8,329,332**	**93,156**	**1,059,733**	**9,389,065**
CORTO PLAZO	53,674	610,590	1,666	18,952	629,542
LARGO PLAZO	678,517	7,718,742	91,490	1,040,781	8,759,523
SALDO NETO	**(673,055)**	**(7,656,607)**	**(73,274)**	**(833,557)**	**(8,490,164)**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO DEL PESO MEXICANO POR DOLAR AMERICANO ES 11.3759

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO DE RESULTADO POR POSICION MONETARIA (1) (Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	5,822,818	33,630,895	(27,808,077)	0.62	172,831
FEBRERO	5,173,042	30,719,199	(25,546,158)	0.59	152,809
MARZO	5,152,322	33,846,690	(28,694,368)	0.33	97,230
ABRIL	4,335,606	33,295,716	(28,960,110)	0.15	43,706
MAYO	6,417,379	35,190,406	(28,773,027)	(0.25)	(72,170)
JUNIO	4,947,293	33,496,246	(28,548,953)	0.16	45,880
JULIO	5,103,292	31,985,348	(26,882,056)	0.26	70,461
AGOSTO	5,170,189	32,285,159	(27,114,970)	0.61	167,382
SEPTIEMBRE	4,875,918	31,401,804	(26,191,877)	0.82	216,567
ACTUALIZACION:	0	0	0	0.00	31,849
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	40,750
OTROS	0	0	0	0.00	0
TOTAL					**967,295**

OBSERVACIONES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**

Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
N/A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
N/A

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
MEXICO	ELABORACION Y EMBOTELLADO	1,560,896	60
GUATEMALA	ELABORACION Y EMBOTELLADO	40,343	59
NICARAGUA	ELABORACION Y EMBOTELLADO	38,642	72
COSTA RICA	ELABORACION Y EMBOTELLADO	53,873	58
PANAMA	ELABORACION Y EMBOTELLADO	48,407	42
COLOMBIA	ELABORACION Y EMBOTELLADO	344,221	34
VENEZUELA	ELABORACION Y EMBOTELLADO	328,040	52
BRASIL	ELABORACION Y EMBOTELLADO	388,614	55
ARGENTINA	ELABORACION Y EMBOTELLADO	175,735	77

OBSERVACIONES

LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE CAJAS UNIDAD (CAJA DE 24 BOTELLAS DE 8 ONZAS)

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
AZUCAR	PROMESA				
CONCENTRADO	COCA-COLA DE MEXICO				
CONCENTRADO	COCA-COLA DE ARGENTINA				
CONCENTRADO	COCA-COLA DE GUATEMALA				
CONCENTRADO	COCA-COLA DE NICARAGUA				
CONCENTRADO	COCA-COLA DE COSTA RICA				
CONCENTRADO	COCA-COLA DE PANAMA				
CONCENTRADO	COCA-COLA DE COLOMBIA				
CONCENTRADO	COCA-COLA DE VENEZUELA				
CONCENTRADO	COCA-COLA DE BRASIL				
EMPAQUE	FEMSA EMPAQUES				

OBSERVACIONES

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2004**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADC
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
BEBIDAS EMBOTELLADA	1,255,427	17,199,008	741,556	20,119,953		COCA-COLA, SPRITE, COCA-COLA LIGHT, SPRITE CERO, FANTA, FRESCA, CIEL, CIEL MINERALIZADA, DELAWARE PUNCH, SENZAO, BEAT, POWERADE, NESTEA, MICKEY AVENTURAS	CONSUMIDOR FIN/
		0	0				
		0	0				
		0	0				
		0	0				
		0	0				
		0	0				
		0	0				
		0	0				
TOTAL		17,199,008		20,119,953			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
BEBIDAS EMBOTELLADA		0	622,715	13,420,518		COCA-COLA,	CONSUMIDOR FIN/
		0	0			AGUA CLUB K,	
		0	0			AGUA NATURAL,	
		0	0			AGUA NAYA, ALPINA	
		0	0			BAVARIA,	
		0	0			BLACK FIRE,	
		0	0			CANADA DRY	
		0	0			CHINOTTO,FANTA	
		0	0			FRESCA, GINGER ALE,	
		0	0			HI-C, HIT COLA,JUIZ	
		0	0			KAISER, KIST,	
		0	0			KUAT, COCA-COLA	
		0	0			LIGHT.	
		0	0			CEPITA, CARIOCA	
TOTAL				13,420,518			

OBSERVACIONES

EL VOLUMEN SE PRESENTA EN MILES DE CAJAS UNIDAD (24 BOTELLAS DE 8 OZ.).
LA PARTICIPACION DE MERCADO NO ESTA DISPONIBLE.
LAS VENTAS EN EL EXTRANJERO SON DE NUESTRAS SUBSIDIARIAS EN GUATEMALA, NICARAGUA, COSTA RICA, PANAMA, COLOMBIA, VENEZUELA, BRASIL Y ARGENTINA.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: 3 ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION	PORCION		LIBRE		
	$	VIGENTE	FIJA	VARIABLE	MEXICANOS	SUSCRIPCION	FIJO	VARIABLE
A		10	844,078,519		844,078,519		375,097	
D		10	731,545,678			731,545,678	325,089	
L		10	270,750,000			270,750,000	120,317	
TOTAL			**1,846,374,197**	**0**	**844,078,519**	**1,002,295,678**	**820,503**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
1,846,374,197

PROPORCION DE ACCIONES POR :

CPO's:
T.VINC.:
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2004**

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

N/A

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Incorporación de Subsidiarias en el Extranjero.

Los registros contables de las subsidiarias en el extranjero se realizan en la moneda local del país de origen y de acuerdo con los principios de contabilidad generalmente aceptados en cada país. Para su incorporación en los estados financieros consolidados de la Compañía, son ajustados a PCGA mexicanos y se actualizan a poder adquisitivo de la moneda local al cierre del año aplicando la inflación del país de origen y posteriormente, se convierten a pesos mexicanos utilizando el tipo de cambio aplicable al cierre del año.

La variación en la inversión neta en la subsidiaria en el extranjero generada por la fluctuación del tipo de cambio, se incluye en el resultado acumulado por conversión y se registra en el capital contable.

Cuando la Compañía designa la inversión en una subsidiaria en el extranjero como una cobertura económica de la misma adquisición, el tratamiento contable del resultado integral de financiamiento es el siguiente:

· La fluctuación cambiaria se presenta en la cuenta de resultado por conversión hasta por el monto en el que la inversión cubra el financiamiento contratado, neto de su efecto fiscal. La fluctuación cambiaria correspondiente a la parte no cubierta del financiamiento se registra en el resultado integral de financiamiento.

· El resultado por posición monetaria se calcula utilizando factores de inflación del país de origen de la subsidiaria hasta por el monto en el que la inversión cubra el financiamiento contratado. La parte no cubierta del financiamiento se calcula utilizando factores de inflación del país de origen de la compañía que contrate el financiamiento. El efecto total se registra en el resultado integral de financiamiento.

Cuando la Compañía no designe una cobertura económica, la fluctuación cambiaria y la ganancia o pérdida por posición monetaria se registran dentro del resultado integral de financiamiento.

El resultado por posición monetaria y la ganancia o pérdida cambiaria en saldos intercompañias, denominados en moneda extrajera, que son considerados como una inversión de largo plazo ya que su liquidación no ha sido planeada en un futuro cercano, es reflejada como parte del resultado por conversión en el capital contable.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF　　　　FECHA: 27/10/2004　13:19

COCA-COLA FEMSA, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	COCA-COLA FEMSA. S.A. DE C.V.
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	50815100
FAX:	52923473
DIRECCION DE INTERNET:	www.cocacola-femsa.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	CCF9305145C9
DOMICILIO	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO .D.F.
TELEFONO:	(55)5 815100
FAX:	(55)5 923472
E-MAIL:	idavila@kof.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	ING. JOSE ANTONIO FERNANDEZ CARBAJAL
DOMICILIO:	ALFONSO REYES # 2202 NTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64442
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(81)8 3 268-28
FAX:	(81)8 3 268-29
E-MAIL:	vchaval@femsa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. CARLOS SALAZAR LOMELIN
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)5 815100
FAX:	(55)5 923473

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

FECHA: 27/10/2004 13:19

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)5 815100
FAX:	(55)5 923473
E-MAIL:	htrevino@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	jdavila@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	GERENTE DE INFORMACION FINANCIERA EXTERNA
NOMBRE:	C.P. FERNANDO VILLARREAL MAYCOTTE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	fvillarreal@kof.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	htrevino@kof.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO
NOMBRE:	LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO:	GENERAL ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(81)83-28-61-80

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

FECHA: 27/10/2004 13:19

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO SUPLENTE
NOMBRE: SR. DAVID ALBERTO GONZALEZ VESSI
DOMICILIO: ALFONSO REYES # 2202 NTE.
COLONIA: VELLA VISTA
C. POSTAL: 06500
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (81)8 3 258-90
FAX: (81)8 3 748-99
E-MAIL: daqon@femsa.com.mx

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: GERENCIA DE ATENCION A INVERSIONISTAS
NOMBRE: LIC. ALFREDO FERNANDEZ ESPINOSA
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50-81-51-20
FAX: (55)52-92-34-74
E-MAIL: afemandeze@kof.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: DIRECTOR ADMINISTRATIVO
NOMBRE: LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50-81-51-00
FAX: (55)52-92-34-73
E-MAIL: idavila@kof.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR ADMINISTRATIVO
NOMBRE: LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50-81-51-00
FAX: (55)52-92-34-73
E-MAIL: jdavila@kof.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. HECTOR TREVIÑO GUTIERREZ
DIRECTOR ADMINISTRATIVO Y DE FINANZAS

LIC. JAVIER EDUARDO DAVILA PARAS
DIRECTOR ADMINISTRATIVO

MEXICO, D.F., A 27 DE OCTUBRE DE 2004

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola FEMSA, S.A. de C.V.
(Registrant)

Date: October 29, 2004

By: ______________________
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer